Exhibit 99.1

Shareholders letter

May 14, 2025

Dear Global-E Online Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Global-E Online Ltd. (the “Meeting”), to be held on Thursday, June 19, 2025 at 4:00 p.m. (Israel time), at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on May 13, 2025, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting all of our shareholders at the Meeting.

Sincerely,
Amir Schlachet
Chairperson of the Board of Directors

Notice of Annual General Meeting of Shareholders
To be Held on Thursday, June 19, 2025

Dear Global-E Online Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Global-E Online Ltd. (the “Company”), to be held on Thursday, June 19, 2025 at 4:00 p.m. (Israel time), at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)
to re-elect each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified; and

(2)
to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 13, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record as of such date, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares of the Company by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 13, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is May 21, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.global-e.com or at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel, upon prior notice and during regular working hours (telephone number: +972-73-2605078) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on June 17, 2025 to be validly included in the tally of ordinary shares of the Company voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,
Amir Schlachet
Chairperson of the Board of Directors

ii

Proxy Statement
______________
Annual General Meeting of Shareholders
To Be Held on Thursday, June 19, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Global-E Online Ltd. (the “Company” or “Global-E”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, June 19, 2025, at 4:00 p.m. (Israel time), at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares on or about May 14, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on May 13, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record as of such date, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares of the Company by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares of the Company so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)
to re-elect each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified; and

(2)
to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.
Quorum and Adjournment

On May 13, 2025, we had a total of 169,726,072 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of market on May 13, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares of the Company through a bank or broker to instruct its bank or broker how to vote its ordinary shares of the Company, if the shareholder wants its ordinary shares of the Company to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person at the Meeting or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, abstentions from voting and broker non-votes (if any) will not be counted as present or represented and will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet-If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on your voting instruction form in order to submit your proxy over the Internet;

•
By telephone-If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on your voting instruction form in order to submit a proxy by telephone; or

•
By mail-If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares of the Company are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC., you can also vote your ordinary shares of the Company by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and revoke your proxy at any time before the effective exercise thereof by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on June 17, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares of the Company will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares of the Company will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares of the Company held in a brokerage account or by a trustee or other nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or such other nominee. As a beneficial owner, you have the right to direct your broker, trustee or other nominee how to vote.

Because a beneficial owner is not a shareholder of record, you may not attend the Meeting and vote those ordinary shares of the Company directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares of the Company, giving you the right to vote the ordinary shares of the Company at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares of the Company.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 13, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 14, 2025. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Company’s ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.global-e.com. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact IR@global-e.com or corporate@global-e.com.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 27, 2025 (the “Annual Report”), a copy of which is available on our website at https://investors.global-e.com and on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Overview

Global-E is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than 11 directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Each of our current five non-executive directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting of shareholders following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association, and until their respective successors have been duly elected and qualified.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do

✓	Base a significant portion of the compensation opportunity on financial and share price performance	✓	Emphasize pay-for-performance with annual bonus payouts being subject to the attainment of objective pre-established performance measures
✓	Set annual incentive targets for our chief executive officer based on objective performance measures	✓	Offer equity and cash compensation which is designed to incentivize our executive officers to deliver both short-term and long-term shareholder value
✓	Maintain a majority independent Board	✓	Cap cash bonus payments and annual equity based compensation
✓	Maintain entirely independent Board committees	✓	Regularly review the executive compensation and peer group data
✓	Devote time to leadership development efforts	✓	Maintain an executive compensation clawback policy, which includes recoupment and forfeiture provisions required under applicable law

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue with our shareholders (and other stakeholders) to understand their priorities and concerns on the topics of executive compensation, corporate governance, and environmental, social and governance issues. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi, and their respective terms expire at the Meeting;

●	the Class II directors are Nir Debbi and Anna Jain Bakst, and their respective terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Shahar Tamari, Gen Tsuchikawa and Tzvia Broida, and their respective terms will expire at our annual meeting of shareholders to be held in 2027;

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi. Each of Miguel Angel Parra and Iris Epple-Righi qualifies as an independent director under the Nasdaq corporate governance rules. Mr. Schlachet is the Chief Executive Officer of the Company and serves as the chairperson of our Board. Ms. Epple-Righi serves as a member of our audit committee as well as a member of our compensation committee and as the chairperson of our nominating, governance and sustainability committee. Ms. Epple-Righi also qualifies as an independent director under the heightened independence requirements of Nasdaq and the SEC, as applicable, relating to members of audit committees and compensation committees.

If re-elected at the Meeting, each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi will serve until the 2028 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2024, each of the directors standing for re-election at the Meeting attended all of our Board and Board committee meetings, as applicable.

The nominating and governance committee of our Board recommended that each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi be nominated for re-election at the Meeting as a Class I director for a term to expire at the 2028 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi is set forth below:

Amir Schlachet, aged 48, is our Co-Founder and has served as our Chief Executive Officer since May 1, 2013. Mr. Schlachet has also served as a member of our board of directors since February 20, 2013. Prior to co-founding Global-e, Mr. Schlachet served as SVP and strategic advisor to the chief executive officer of Bank Hapoalim, a banking institution, after serving several years as a management consultant with McKinsey & Company, a financial service consulting company. Mr. Schlachet holds an M.B.A. from INSEAD, an M.Sc. in Electrical Engineering from Tel-Aviv University and a B.Sc. in Mathematics, Physics and Computer Science from the Hebrew University of Jerusalem.

Miguel Angel Parra, aged 57, has served as a member of our board of directors since January 1, 2020. Mr. Parra currently serves as the Chief Executive Officer of DHL Express Europe, a shipping and logistics company, since January 1, 2024, prior to which he served as the Chief Executive Officer of DHL Express Americas, since 2015, and prior to which he served in numerous management positions, since 1997. Prior to that, from 1986 to 1997, Mr. Parra served as a general manager of TNT Express Worldwide. Mr. Parra holds an associate’s degree in Business from Miami-Dade Community College and is a graduate of the Advanced Management Program of Fuqua School of Business Duke University.

Iris Epple-Righi, aged 59, has served as a member of our board of directors since May 14, 2021. Ms. Epple-Righi has served on the board of directors and as a member of the working committee of Hugo Boss, a fashion retailer, since 2020. From 2016 to 2019, Ms. Epple-Righi served as Chief Executive Officer of Escada SE. Before that, Ms. Epple-Righi served in various positions in Calvin Klein from 2013 to 2016 and Tommy Hilfiger from 2003 to 2013. Ms. Epple-Righi received an M.B.A from the University of Tübingen.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve that each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi be re-elected as Class I directors, to serve until the 2028 annual meeting of shareholders and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi as Class I directors for a term to expire at the 2028 annual general meeting.

PROPOSAL 2
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

The audit committee of the Board and the Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2023	2024
	(in thousands)
Audit fees(1)	$880	850
Audit-related fees(2)	$-	-
Tax fees(3)	$66	$51
All Other Fees(4)	40	$15
Total	$986	$916

(1)
“Audit fees” for the years ended December 31, 2023 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	There were no audit related fees for the years ended December 31, 2023 and 2024.

(3)	“Tax fees” for the year ended December 31, 2023 and 2024 were related to ongoing tax advisory, tax compliance and tax planning services.

(4)	“All other fees” in the years ended December 31, 2023 and 2024 related to services in connection with non-audit compliance and review work.

The audit committee of the Board has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. The audit committee of the Board pre-approved the audit services and the required non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, which was filed with the SEC on March 27, 2025, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.global-e.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be properly presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
Amir Schlachet
Chairperson of the Board of Directors

Dated: May 14, 2025